UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended: December 31, 2006

or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period from to

Commission File Number:  0-22256

MONACO COACH CORPORATION 401(K) PLAN

 (Full title of the Plan)

MONACO COACH CORPORATION

 (Name of issuer of the securities held pursuant to the Plan)

91320 Industrial Way

Coburg, OR 97408

(Address of principal executive office)

Monaco Coach Corporation
401(k) Plan

Index

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Note:

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Monaco Coach Corporation

401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Monaco Coach Corporation 401(k) Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, effective for plan years ended after December 15, 2006, FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans, was required to be implemented.  Therefore the presentation of the 2005 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon
June 28, 2007

Monaco Coach Corporation

401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value
Registered investment companies	$32,343,577	$26,770,644
Common stock	20,789,379	17,978,689
Collective trust fund	19,204,859	19,364,927
Pooled separate accounts	19,112,466	16,287,888
Participant loans	4,346,870	4,018,861
Total investments	95,797,151	84,421,009
Receivables
Employer contributions	789,837	879,172
Dividend income	65,453	—
Participant contributions	27,102	—
Total receivables	882,392	879,172
Total assets	96,679,543	85,300,181
Liabilities
Excess contributions payable	3,716	—
Net assets available for benefits at fair value	96,675,827	85,300,181
Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	304,236	302,597
Net assets available for benefits	$96,980,063	$85,602,778

The accompanying notes are an integral part of these financial statements.

Monaco Coach Corporation

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Investment income
Net appreciation in fair value of investments	$10,260,304
Interest and dividends	2,107,255
Interest on participant loan payments	277,917
Total investment income	12,645,476
Contributions
Participant	5,612,867
Employer	796,052
Participant rollover	184,306
Total contributions	6,593,225
Total additions	19,238,701
Deductions
Benefits paid to participants	(7,471,175)
Administrative expenses	(87,644)
Total deductions	(7,558,819)
Net increase	11,679,882
Net assets available for benefits
Beginning of year	85,300,181
End of year	$96,980,063

The accompanying notes are an integral part of these financial statements.

Monaco Coach Corporation

401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

1.                            Plan Description

The following description of the Monaco Coach Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document, prospectus and the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Monaco Coach Corporation (the “Company”) who are age 18 or older.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended (“IRC”).  Principal Financial Group (“Principal”) acts as the Plan’s recordkeeper, Trustee and Custodian of the Plan’s assets.

Contributions

Participants may elect voluntary salary deferral contributions withheld from their salary based on an elected percentage, to a maximum of 25%, of their pre-tax earnings, subject to annual individual deferral limitations under the IRC including “catch-up” contributions for employees age 50 and older.  Participants can change their investment fund allocations daily and pre-tax reduction percentage on a monthly basis.  Participants may choose to invest up to 25% of their future salary deferral contributions in the Monaco Coach Corporation Common Stock Fund.  The Company matches 25% of the first 4% of eligible deferred compensation, if the Company has a net profit before such contributions at year end.  Participant’s salary deferral and matching contributions are self-directed in the various investment funds of the Plan.  All contributions are limited to the applicable amounts as prescribed by the IRC.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of Plan earnings, and an allocation of administrative expenses as defined by the Plan.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their salary deferral contributions and employer contributions plus actual earnings thereon; therefore, the Plan does not have any forfeitures.

Participant Loans

Participants may borrow up to 50% of the value of their account balance with the aggregate of any outstanding loans not to exceed $50,000.  A participant may not have more than two loans outstanding at the same time. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate, generally 1% above the prime rate.  Principal and interest is paid ratably through weekly payroll deductions.  Interest is credited to the participant’s account.

Benefit Payments

On termination of service due to death, disability, resignation, discharge or retirement, a participant may elect to receive either a lump-sum distribution equal to the value of the participant’s vested interest in his or her account or annual installments, or a direct rollover to another qualified plan according to the Plan’s provisions.  If the participant has a balance of greater than $1,000 in his or her account, the participant may also elect to keep the account balance in the Plan.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Investments in common stocks listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price.  Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year end.  Investments in collective trust funds are stated at net unit value, based upon the fair market value of the underlying securities, as determined or provided by Principal.  The collective trust fund represents investments held in pooled funds and is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.  The investments in the pooled separate accounts are stated at net unit value and are based on the fair market value of the underlying securities, as determined by Principal.  Participant loans are valued at their outstanding balances, which approximate fair value.

Investments are purchased and sold at the fair value of the underlying investments and receive the interest and dividend earnings of the underlying investments.  Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Benefits Payable

Benefits are recorded when paid.  Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet been paid have not been accrued.  At December 31, 2006, there was $5,985 payable to participants.  At December 31, 2005, there were no payables to participants.

Expenses

Investment expenses and certain allowable administrative expenses are paid by the Plan.  All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period.  On an on-going basis, the Plan evaluates its estimates including contingencies and litigation.  The Plan bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust fund.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust fund as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties

The Plan provides participants with a choice of various investments.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities, and thus the net assets of the funds, will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements and Developments

In September 2006 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements.  The statement defines fair value, establishes a framework for measuring fair value in GAAP and expands the disclosures about fair value measurement.  It is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan continues to evaluate the impact of this standard and does not believe that it will have a material impact to the Plan.

In September 2006 the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.  SAB No. 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement.  The Plan adopted SAB No. 108 during the year ended December 31, 2006 and it did not have any effect on the financial position of the Plan.

3.                            Investments

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2006:

Registered investment companies
MFS Value A Fund	$9,984,799
American Funds American Balanced R4 Fund	8,760,214
Fidelity Advisor Mid Cap T Fund	5,659,615
Fidelity Advisor Diversified International T Fund	4,395,326
Collective trust fund
Principal Stable Value Fund	19,204,859
Common stock
Harley-Davidson Inc.	17,963,472
Pooled separate accounts
Fidelity Contra Portfolio	7,361,688

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2005:

Registered investment companies
American Funds American Balanced R4 Fund	$8,022,359
MFS Value A Fund	7,921,395
Fidelity Advisor Mid Cap T Fund	5,164,808
Collective trust fund
Principal Stable Value Fund	19,364,927
Common stock
Harley-Davidson Inc.	14,996,319
Pooled separate accounts
Fidelity Contra Portfolio	6,691,194

During 2006 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$5,240,628
Registered investment companies	2,359,836
Pooled separate accounts	1,916,044
Collective trust fund	743,796
$10,260,304

Harley-Davidson Inc.

As part of the purchase of Holiday Rambler in 1996 from Harley-Davidson, the Holiday Rambler benefit plan was merged into the Plan.  Prior to the purchase of Holiday Rambler, participants could select Harley-Davidson common stock as an investment option.  After the acquisition, participants no longer could select the Harley-Davidson common stock as an investment option to purchase additional shares but are able to retain shares owned in the Plan and sell all or a portion at any time.

4.                            Plan Tax Status

The Internal Revenue Service determined and informed the Company by letter, dated May 1, 2002, that the Plan is designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the favorable determination letter, the plan administrator believes that the Plan continues to fulfill the requirements of a qualified plan under Section 401(a) and 501(a) of the IRC and that the Plan is not subject to tax.  Accordingly, no provision for federal or state income taxes has been provided.

5.                            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  The net assets of the Plan would be allocated and distributed among the participants and beneficiaries of the Plan in proportion to their interests.

6.                            Party-In-Interest and Related Party Transactions

The Plan’s investment assets represent funds invested in or maintained by Principal.  Principal has been the Trustee and Custodian of Plan assets since February 23, 2003; and therefore, these investments represent exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $87,644 for the year ended December 31, 2006.

Certain Plan investments are shares of Company common stock.  For the years ended December 31, 2006 and 2005, the Plan purchased 91,129 and 101,907 shares of Monaco Coach Corporation common stock, respectively, at a cost of $1,187,870 and $1,582,688, respectively.  For the same years ended, the Plan sold 115,737 and 79,878 shares of Monaco Coach Corporation common stock, respectively, at a cost of $1,473,418 and $1,278,778, respectively.  At December 31, 2006 and 2005, the Plan held $2,825,907 (199,563 shares) and $2,982,370 (224,171 shares), respectively of Monaco Coach Corporation common stock.

7.                            Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets for benefits per the financial statements to the Form 5500 at December 31:

	2006	2005

Net assets available for benefits per the financial statements	$96,980,063	$85,602,778
Particpant contibutions receivable	(27,102)	—
Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(304,236)	(302,597)
Loan payment receivable	(336)	—
Excess contibutions payable	3,716	—
Net assets available for benefits per Form 5500	$96,652,105	$85,300,181

The following reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

Net increase in net assets per the financial statements	$11,679,882
Less net appreciation for adjustments from fair value to contract for interest in collective trust relating to fully benefit-responsive investment contracts	(304,236)
Less participant contributions accrued	(27,102)
Less employer contributions accrued	(5,784)
Plus interest on participant loan payments	918
Plus benefits paid to particpants	2,617
Plus net appreciation in fair value of investments	5,629
Net increase in net assets per form 5500	$11,351,924

Monaco Coach Corporation
401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006	Schedule I

		(c)
		Description of
		Investment Including
		Maturity Date,
	(b)	Rate of Interest,	(d)	(e)
	Identity of Issue, Borrower,	Collateral, Par or	Historical	Current
(a)	Lessor or Similar Party	Maturity Value	Cost (1)	Value

	Registered Investment Companies
	MFS Value A Fund	372,979 shares		$9,984,799
	American Funds American Balanced R4 Fund	461,058 shares		8,760,214
	Fidelity Advisor Mid Cap T Fund	227,105 shares		5,659,615
	Fidelity Advisor Diversified International T Fund	194,825 shares		4,395,326
	American Century Equity Income Adv Fund	145,965 shares		1,253,849
	American Funds Growth Fund R4 Fund	37,503 shares		1,224,857
	Columbia Acorn A Fund	36,693 shares		1,064,917
	Total registered investment companies			32,343,577
	Common Stock
	Harley-Davidson Inc. Stock	254,910 shares		17,963,472
*	Monaco Coach Corporation Stock	199,563 shares		2,825,907
	Total common stock			20,789,379
	Collective Trust Fund
*	Principal Stable Value Fund	1,230,315 units		19,204,859
	Pooled Separate Accounts
	Fidelity Contra Portfolio	220,500 units		7,361,688
*	Principal Bond & Mortgage Separate Account	2,556 units		1,920,441
*	Principal Large Cap Stock Index Separate Account	34,074 units		1,821,414
*	Principal Lifetime 2020 Separate Account	98,058 units		1,573,224
*	Principal Lifetime Strategic Income Separate Account	86,849 units		1,269,987
*	Principal Lifetime 2030 Separate Account	76,255 units		1,223,129
*	Principal Lifetime 2040 Separate Account	61,006 units		994,607
*	Principal Small Cap Stock Index Separate Account	32,392 units		743,383
*	Principal Lifetime 2010 Separate Account	46,510 units		712,936
*	Principal Lifetime 2050 Separate Account	33,709 units		532,686
*	Principal Partners Small-Cap Value Separate Account	24,157 units		507,710
*	Principal Mid Cap Stock Index Separate Account	21,425 units		451,261
	Total pooled separate accounts			19,112,466
	Participant loans	5% - 10.5%, maturities
		ranging from 2007 - 2015		4,346,870
				$95,797,151

*             Party-in-interest

(1)           Cost information has been omitted for participant directed assets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2007	MONACO COACH CORPORATION
401(K) PLAN

	By:	/s/ P. Martin Daley
P. Martin Daley
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm